Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,
	2009	2008	2007	2006	2005
Income before Provision for Income Taxes	$15,184	$25,991	$24,837	$35,823	$35,104
Additions:
Fixed charges	2,447	4,038	6,026	5,307	3,649

Total Earnings	$17,631	$30,029	$30,863	$41,130	$38,753

Fixed Charges
Interest expense	$1,791	$3,081	$5,218	$4,641	$2,935
Preferred stock dividends	—	—	—	—	—
Capitalized interest	—	—	—	—	—
Estimate of interest portion of rental expenses	656	957	808	666	714

Total Fixed Charges	$2,447	$4,038	$6,026	$5,307	$3,649

Ratio of Earnings to Fixed Charges	7.2	7.4	5.1	7.8	10.6

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.2	7.4	5.1	7.8	10.6